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03037152

FILE NO. 82-4750

October 24, 2003

BY AIR MAIL

03 NOV -4 AM 7:21

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

1. Notice of Sale of Shares (dated August 27, 2003); and
2. Notice of Determination of Selling Price of Shares etc. (dated September 4, 2003).

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

dlw 11/7

03 NOV -4 AM 7:21

FILE NO. 82-4750

(Translation)

August 27, 2003

Dear Sirs:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama
	President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Katsuhiko Sasaki
	General Manager, General Affairs Dept. Tel. 03-3486-3331

Notice of Sale of Shares

It is hereby notified that at the meeting of the Board of Directors of Q.P. Corporation (the "Company") held on August 27, 2003, a resolution was adopted with regard to the sale of shares of the Company, as described below:

Description

1. Class of shares to be sold: Shares of common stock

2. Sale shareholders:

(1) Sale under bought deal by Underwriters

Nippon Life Insurance Company	1,700,000 shares
Sumitomo Mitsui Banking Corporation	1,700,000 shares
The Dai-Ichi Mutual Life Insurance Company	1,600,000 shares
The Sumitomo Trust & Banking Co., Ltd.	750,000 shares

The Mitsubishi Trust and Banking Corporation	700,000 shares
Sumitomo Life Insurance Company	679,000 shares
The Norinchukin Bank	650,000 shares
The Bank of Tokyo-Mitsubishi, Ltd.	630,000 shares
Sompo Japan Insurance Inc.	500,000 shares
The Meiji Mutual Life Insurance Company	480,000 shares
The Tokio Marine and Fire Insurance Company, Limited	421,000 shares
UFJ Bank Limited	190,000 shares
Total (1)	10,000,000 shares

(2) Sale by over-allotment

Nikko Citigroup Limited	Up to 500,000 shares
Total (1) + (2)	Up to 10,500,000 shares

The sale mentioned in (2) above will be made by Nikko Citigroup Limited, taking into consideration the supply-demand situation following the sale mentioned in (1) above. The number of shares to be sold in accordance with the sale mentioned in (2) above shall be the maximum number and may be reduced or no shares may be sold according to the supply-demand situation. The shares of common stock of the Company to be sold under (2) above will be the ones to be leased by Nikko Citigroup Limited from Sompo Japan Insurance Inc., a shareholder of the Company, for the purpose of the sale mentioned in (2) above.

(Note 1) In connection with the sale mentioned in (2) above, Nikko Citigroup Limited will be granted by Sompo Japan Insurance Inc., a shareholder of the Company, a right to additionally purchase the number of shares of common stock of the Company (green shoe option) not exceeding the number of shares to be sold under (2) above, which shall be exercised no later than September 24, 2003.

(Note 2) For the purpose of returning the shares to be leased from Somp Japan Insurance Inc., a shareholder of the Company, Nikko Citigroup Limited may purchase the number of common stock of shares of the Company ("syndicate covered trading") not exceeding the number of shares to be sold under (2) above (the

"maximum number of shares") on the market provided by Tokyo Stock Exchange, Inc. for the period from the business day next following the expiration of the application period to September 24, 2003 (the "syndicate covered trading period"). Even during the syndicate covered trading period, Nikko Citigroup Limited may, at its discretion, make no such syndicate covered trading or terminate the syndicate covered trading without purchasing up to the maximum number of shares.

3. Selling price:

Undecided (to be decided on any of the days of September 4, 2003 through September 10, 2003)

4. Method of sale:

(1) Sale under bought deal by Underwriters

All the shares shall be underwritten by Nikko Citigroup Limited, Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Shinko Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Mitsubishi Securities Co., Ltd., SMBC Friend Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd. and Izumi Securities Co., Ltd.

Remuneration of the Underwriters for the sale of the shares shall be the total selling prices after deducting the total underwriting prices (which shall be paid to the selling shareholders by the Underwriters).

(2) Sale by over-allotment

Nikko Citigroup Limited will, taking into consideration the supply-demand situation of the sale mentioned in (1) above, additionally sale the shares of the Company to be leased by Nikko Citigroup Limited from Sompo Japan Insurance Inc., a shareholder of the Company.

5. Application period:

From the business day next following the date on which the selling price shall be decided through the third business day following that date (expected).

6. Application money:

Same as the selling price per share.

7. Unit of shares for application:

100 shares.

8. Date of delivery:

Seventh business day following the date on which the selling price shall be decided (expected).

9. With regard to the above-listed items, a securities notification was filed pursuant to the Securities and Exchange Law of Japan on August 27, 2003.

[For reference]

<Purpose of the sale>

To improve the distribution and liquidity of the shares of the Company (specifically, increase the number of individual shareholders).

<Shareholder special benefit plan>

The Company annually presents products of the Company to the shareholders as of November 30 of each year according to the following rules:

(1) Eligible shareholders:

Holders of one unit of shares (100 shares) or more entered or recorded in the register of shareholders and the register of beneficial shareholders as of November 30 of each year.

(2) Presentation:

According to the number of shares held, products of the Company will be presented as stipulated below:

(i) Shareholders holding 100 shares up to 999 shares: Assorted products worth ¥1,000.

(ii) Shareholders holding 1,000 shares or more: Assorted products worth ¥3,000.

(3) Time of presentation:

To be sent during February of each year.

- END -

Attention:	This document is prepared for a press release to announce the sale of the Company's shares and not for inviting investment. We ask you to invest by your own judgment after looking into the offering circular (as well as amendments thereto) prepared by the Company when you intend to invest.

FILE NO. 82-4750

(Translation)

September 4, 2003

Dear Sirs:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Katsuhiko Sasaki General Manager, General Affairs Dept. Tel. 03-3486-3331

Notice of Determination of Selling Price of Shares, Etc.

Notice is hereby given that with regard to the sale of shares resolved at the meeting of the Board of Directors of Q.P. Corporation (the "Company") held on August 27, 2003, the selling price and other necessary terms were determined on this date, as described below:

Description

1. Sale of shares (sale under bought deal by Underwriters)

(1) Selling price: ¥855 per share

(2) Total selling prices: ¥8,550,000,000

(3) Underwriting price: ¥820.08 per share

(4) Total underwriting prices: ¥8,200,800,000

(5) Application period: From September 5, 2003 through September 9, 2003

(6) Date of delivery: September 16, 2003

(Note) The Underwriters will underwrite the shares at the underwriting prices and make the sale thereof at the selling prices.

2. Sale of shares (sale by over-allotment)

The sale by over-allotment is an sale of the shares to be leased by Nikko Citigroup Limited from Sompo Japan Insurance Inc., a shareholder of the Company, which shall be made separately from the sale under bought deal by the Underwriters, by Nikko Citigroup Limited, taking into consideration the supply-demand situation following the sale under bought deal by the Underwriters. In connection therewith, Nikko Citigroup Limited has been granted by Sompo Japan Insurance Inc., a shareholder of the Company, a right to additionally purchase the number of shares of common stock of the Company not exceeding the number of shares to be sold in connection with the sale by over-allotment, which shall be exercised no later than September 24, 2003.

For the purpose of returning the shares to be leased from Sompo Japan Insurance Inc., a shareholder of the Company, Nikko Citigroup Limited may purchase the number of shares of common stock of the Company ("syndicate covered trading") not exceeding the number of shares to be sold in connection with the sale by over-allotment (the "maximum number of shares") on the market provided by Tokyo Stock Exchange, Inc. for the period from September 10, 2003 to September 24, 2003 (the "syndicate covered trading period"). Even during the syndicate covered trading period, Nikko Citigroup Limited may, at its discretion, make no such syndicate covered trading or terminate the syndicate covered trading without purchasing up to the maximum number of shares.

(1)	Number of shares to be sold:	500,000 shares
(2)	Selling price:	¥855 per share
(3)	Total selling prices:	¥427,500,000
(4)	Application period:	From September 5, 2003 through September 9, 2003
(5)	Date of delivery:	September 16, 2003

[For reference]

Calculation of the selling price:

Base date and price for calculation:	September 4, 2003	¥873
Discount rate:		2.06%

- END -

Attention: This document is prepared for a press release to announce the sale of the Company's shares and not for inviting investment. We ask you to invest by your own judgment after looking into the offering circular (as well as amendments thereto) prepared by the Company when you intend to invest.